PE 2/5/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

FEB 05 2015

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE



15005466

February 5, 2015

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 2-5-15

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: The Dow Chemical Company

Dear Mr. Mueller:

This is in regard to your letter dated February 5, 2015 concerning the shareholder proposal submitted by the Calvert Equity Income Fund and the Calvert VP S&P 500 Index Portfolio for inclusion in Dow's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Dow therefore withdraws its January 6, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: Gabriel Thoumi
Calvert Investment Management, Inc.
gabriel.thoumi@calvert.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

February 5, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Dow Chemical Company*
Stockholder Proposal of the Calvert Equity Income Fund and the Calvert VP S&P 500 Index Portfolio
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 6, 2015, we requested that the staff of the Division of Corporation Finance concur that our client, The Dow Chemical Company (the "Company"), could exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statements in support thereof received from the Calvert Equity Income Fund and the Calvert VP S&P 500 Index Portfolio (the "Proponents").

Enclosed as Exhibit A is a letter signed by Gabriel Thoumi, dated February 4, 2015, withdrawing the Proposal on behalf of the Proponents. In reliance on Mr. Thoumi's letter, we hereby withdraw the January 6, 2015 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8671 or Amy E. Wilson, the Company's Assistant Secretary and Senior Managing Counsel, at (989) 638-2176.

Sincerely,



Ronald O. Mueller

Enclosure

cc: Amy E. Wilson, The Dow Chemical Company
Gabriel Thoumi, Calvert Investment Management, Inc.

101864388.1

EXHIBIT A



February 4, 2015

The Dow Chemical Company
Midland, Michigan 48674
USA

Calvert Investments
4550 Montgomery Avenue
Bethesda, Maryland 20814
Attention: Gabriel Thoumi, CFA

Dear Mr. Thoumi:

We are pleased to share that discussions with Mr. Bennett Freeman and Mr. Stu Dalheim on behalf of Calvert Investments ("Calvert"), and Mr. Scot Wheeler on behalf of The Dow Chemical Company ("Dow" or the "Company"), have led to a mutually satisfactory agreement whereby Calvert will withdraw the stockholder proposal calling for a policy to require the chairman be an independent member of the Board of Directors, submitted on behalf of the proponents for inclusion in the Company's proxy statement for the 2015 Annual Meeting of Stockholders (the "Proposal"), based on the commitment by Dow to continue dialogue on the subjects of sustainability including Bhopal, possible approaches and considerations, and corporate governance including Board structure and attributes with key Dow executives.

The parties agree to hold a meeting of an hour in duration, at such time and place as the parties agree, but in no case later than the end of June 2015. The participants in the meeting will be Mr. Freeman, Mr. Dalheim or yourself, Mr. Andrew N. Liveris, President, Chairman and Chief Executive Officer of Dow, and Ms. Amy E. Wilson, Corporate Secretary of Dow.

Please sign and return this letter. Your signature confirms that you are authorized to act on behalf of each of the stockholder proponents listed below, and confirms that the proponents have agreed to withdraw the Proposal.

Regards,

Amy E. Wilson
Corporate Secretary and
Assistant General Counsel
aewilson@dow.com
989-638-2176

I hereby withdraw the Proposal on behalf of the proponents named below based upon the agreed commitments described herein.

Gabriel Thoumi, CFA, Calvert Investments

Proponents
Calvert Equity Income Fund
Calvert VP S&P 500 Index Portfolio

cc: Bennett Freeman, SVP, Social Research and Policy, Calvert Investments
Stu Dalheim, VP, Shareholder Advocacy, Calvert Investments
Scot Wheeler, Director, Public Affairs and Government Affairs, TDCC

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

January 6, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Dow Chemical Company*
Stockholder Proposal of the Calvert Equity Income Fund and the Calvert VP S&P 500 Index Portfolio
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The Dow Chemical Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from the Calvert Equity Income Fund and the Calvert VP S&P 500 Index Portfolio (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareholders request that our Board of Directors adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent Chair if a current Chair ceases to be independent between annual shareholder meetings.

Following two paragraphs addressing the Proposal, the Proposal's supporting statement (the "Supporting Statement") goes on to state:

> This topic is particularly important for Dow because Andrew Liveris has been both Dow's Chief Executive Officer and Chair of the Board of Directors since 2006. This period has coincided with a decline in Dow's investment potential in India and its global reputation.
>
> According to Tata Strategic Management Group, India's chemical sector is currently $118 billion dollars and it is expected to grow annually 17 percent to reach $190 billion dollars by 2018. However because Dow's leadership has repeatedly chosen to not resolve ongoing civil, criminal and environmental litigation arising from Bhopal, in which it is a party, Dow effectively lacks a social license to operate in India. As a consequence, Dow has financially underperformed its competitors in the Indian market.
>
> According to Core Brand, used by Dow and its competitors to "understand, define, express and leverage their brands for measurable results", Dow's Brand Rating reduced 232 percent over the corresponding period of Mr. Liveris' leadership while spending, over this same period, hundreds of millions of dollars on high-profile branding campaigns including an Olympic sponsorship. GMI called Dow's London Olympics press coverage "disastrous" due to the association with Bhopal.
>
> These issues have not been directly addressed under Mr. Liveris' leadership as both Dow's Chief Executive Officer and Chair of the Board of Directors.

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is false and misleading in violation of Rule 14a-9; and
- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Materially False And Misleading In Violation Of Rule 14a-9.

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a stockholder proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In Staff Legal Bulletin No. 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) may be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B").

The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of stockholder proposals that contain statements that are false or misleading. *See, e.g.*, *General Electric Co.* (avail. Jan. 6, 2009) (permitting exclusion under Rule 14a-8(i)(3) of a proposal that, among other things, made false and misleading statements regarding the company's vote counting standard for director elections); *Johnson & Johnson* (avail. Jan. 31, 2007) (concurring in the exclusion under Rule 14a-8(i)(3) of a proposal concerning an advisory vote to approve the compensation committee report because the proposal contained misleading implications about SEC rules concerning the contents of the report); *Duke Energy Corp.* (avail. Feb. 8, 2002) (permitting exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur" because the company had no nominating committee); *Wal-Mart Stores, Inc.* (avail. Apr. 2, 2001) (concurring in the exclusion of a proposal to remove "all genetically engineered crops, organisms or products" because the text of the proposal misleadingly implied that it related only to the sale of food products); *General Magic, Inc.* (avail. May 1, 2000) (permitting exclusion under Rule 14a-8(i)(3) as false and misleading of a proposal that requested the company make "no more false statements" to its stockholders because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact, the company had corporate policies to the contrary); *Conrail Inc.* (avail. Feb. 22, 1996) (portions of the supporting statement were materially false and misleading where they misstated a fundamental provision of a relevant plan).

Similar to the precedents cited above, the Proposal is misleading because the Supporting Statement misleadingly asserts, both explicitly and implicitly, that the Company's business performance and investment potential, its brand rating and global reputation, and its posture on Bhopal are all the result of its current corporate governance structure. There is, however, no basis for any of these statements. Rather, these irrelevant and inaccurate statements are designed to raise the polarizing issue of Bhopal to misleadingly prompt stockholder action on a completely unrelated governance issue. Specifically, the Supporting Statement states that the Proposal is important because the time during which the current chief executive officer has also served as chairman of the Company's Board, "has coincided with a decline in Dow's investment potential in India and its global reputation." The Supporting Statement then asserts, "[B]ecause Dow's leadership has repeatedly chosen to not resolve ongoing civil, criminal and environmental litigation arising from Bhopal, in which it is a party, Dow effectively lacks a social license to operate in India. As a consequence, Dow has financially underperformed its competitors in the Indian market." The Supporting Statement later asserts, "GMI called Dow's London Olympics press coverage 'disastrous' due to the association with Bhopal." However, none of this has any relation to the Company's Board leadership structure, as the Company's position regarding the Bhopal incident predates the period during which the Company's chief executive officer has served as chairman of the Company's Board and thus could not possibly be related to the chief executive officer serving as chairman of the Board. *See Dow Chemical Co.* (avail. Feb. 11, 2004) (proposal seeking a report describing management's initiatives to address the specific health, environmental and social concerns of the Bhopal survivors not excludable). In sum, the Proposal's assertion that the Company's board leadership structure somehow influenced the Company's position on the Bhopal incident is false and misleading, employed only to confuse stockholders and incite action on an unrelated issue in violation of Rule 14a-9.

Moreover, the Supporting Statement's assertions are objectively false and misleading. For example, the Supporting Statement states that the period from 2006 to the present during which the chief executive officer has served as chairman, "has coincided with a decline in Dow's investment potential in India." However, the Company has seen double digit growth across all business segments in India. Since reporting revenue of $10 million in India in 1992, the Company reported revenue of $1 billion in India during 2014, demonstrating the Company's growth and continued investment in India over the last two decades and specifically during the current chief executive officer's tenure. *See* Exhibit B. In addition, the Supporting Statement asserts that during this same time period, the Company's Brand Rating, as measured by CoreBrand, "reduced 232 percent." First, it is impossible for a ranking, which is just an ordinal number, to be reduced by more than 100%. More significantly, while CoreBrand (which is now known as Tenet Partners) reports that overall brand scores within the chemical industry decreased in the late 2000s due primarily to the global economic downturn, the Company's CoreBrand rating during that time declined from being ranked at approximately the 93rd percentile (74 out of 1000 companies) to being ranked at the 78th percentile (218 out of 1000), 15 percentage points below the Company's 2007 ranking, which leaves the Company in the top quartile, not a decline of 232 percent. Moreover, the Company's BrandPower rating by CoreBrand also has shown the most growth among its chemical industry peers since 2010, and currently is 16 percentage points higher than the chemical industry peer average rating. *See* Exhibit C. Thus, the Supporting Statement's assertion that the Company's Brand Rating has "reduced 232 percent" is both objectively false and is misleading, given the Company's strong brand rating performance.

The significance under Rule 14a-8(i)(3) of the false and misleading assertions in the Supporting Statement is demonstrated by the court's holding in *Express Scripts Holding Co. v. Chevedden*, 2014 WL 631538, *4 (E.D. Mo. Feb. 18, 2014). There, in the context of a proposal that, like the Proposal, sought to separate the positions of chief executive officer and chairman, the court ruled that, "when viewed in the context of soliciting votes in favor of a proposed corporate governance measure, statements in the proxy materials regarding the company's existing corporate governance practices are important to the stockholder's decision whether to vote in favor of the proposed measure" and therefore are material. Here, the statements discussed above are misleading because they convey the false notion that there is a connection between the Company's governance structure and various false and misleading assertions regarding the Company's position on the Bhopal incident and purported economic and marketing implications of that matter matters. Under *Express Scripts Holding*, the statements are material because stockholders would assume them to be true and would consider them in the context of determining how to vote on the Proposal. Therefore, the Supporting Statement violates Rule 14a-9 and, based on the outcomes of the precedent cited above, the Proposal is properly excludable under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Related To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal that relates to its "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

Here, the Supporting Statement demonstrates the Proponents' apparent objective to raise issues that relate to the Company's ordinary business operations—namely, the economic and marketing implications of the Company's position with respect to the Bhopal chemical incident.[1] As discussed above, the Proposal's main thrust and focus relate to attempting to make a connection between the chief executive officer's role as chairman of the Company's Board and concerns regarding the alleged impact of the Bhopal chemical incident on the Company's investment potential and brand reputation. The Proposal's reference to an independent chairman does not alter the Proposal's ordinary business nature. Instead, the Company's board leadership structure is raised as a vehicle by which these ordinary business concerns can be voiced.

The Staff consistently has concurred in the exclusion of proposals where the thrust and focus of the proposal is on an ordinary business matter, even where the proposal itself addresses a corporate governance matter. In this regard, when assessing proposals under Rule 14a-8(i)(7), the Staff considers both the resolution and the supporting statement as a whole. Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005) ("In determining whether the focus of

---

[1] Notably, the Proponents had submitted a proposal for the Company's 2014 Annual Meeting of Stockholders addressing the financial, reputational and operational impacts that the legacy of Bhopal may have on the Company's business.

these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole."). For example, in *General Electric Co.* (avail. Jan. 10, 2005), the Staff considered a proposal raising a general corporate governance matter by requesting that the company's compensation committee "include social responsibility and environmental (as well as financial) criteria" in setting executive compensation, where the proposal was preceded by a number of recitals addressing executive compensation but the supporting statement read, "We believe it is especially appropriate for our company to adopt social responsibility and environmental criteria for executive compensation because:" and then set forth a number of paragraphs regarding an alleged link between teen smoking and the depiction of smoking in movies. The company argued that the supporting statement evidenced the proponents' intent to "obtain[] a forum for the [p]roponents to set forth their concerns about an alleged risk between teen smoking and the depiction of smoking in movies," a matter implicating the company's ordinary business operations. The Staff permitted exclusion of the proposal under Rule 14a-8(i)(7), noting that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." *See also The Walt Disney Co.* (avail. Dec. 15, 2004) (permitting exclusion under Rule 14a-8(i)(7) of a proposal identical to the proposal in *General Electric Co.* (avail. Jan. 10, 2005) where the company argued that the proponents were attempting to "us[e] the form of an executive compensation proposal to sneak in its otherwise excludable opinion regarding a matter of ordinary business (on-screen smoking in the [c]ompany's movies")). Similarly, the Staff has permitted the exclusion of stockholder proposals under Rule 14a-8(i)(7) where the statements surrounding facially neutral proposed resolutions indicate that the proposal, in fact, would serve as a stockholder referendum on ordinary business matters. *See, e.g., Johnson & Johnson* (avail. Feb. 10, 2014) (permitting exclusion under Rule 14a-8(i)(7) of a proposal with a facially neutral resolution concerning the general political activities of the company where the preamble paragraphs to the proposal indicated that the thrust and focus of the proposal was on the company's political expenditures related to the Patient Protection and Affordable Care Act); *PepsiCo, Inc.* (avail. Mar. 3, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal that requested a report on the company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities but the supporting statement focused extensively on the company's support of cap and trade climate change legislation).

Like the proposals in the precedent cited above, the Proposal here attempts to circumvent the ordinary business exception by piggybacking concern over the economic and marketing impact of the Company's position on the Bhopal incident onto a facially neutral resolution regarding the Board's leadership structure. Though the Proponents included some language in the Proposal and Supporting Statement about the Board's leadership structure, just as the proponents in *General Electric Co.* (avail. Jan. 10, 2005) and *Walt Disney* addressed the subject of their proposal in recitals, the thrust and focus of the Supporting Statement relates to the economic and marketing implications of the Company's position with respect to the Bhopal incident (and not on any human rights or environmental issues relating to the Bhopal incident). In the Supporting Statement, the Proponents attempt to directly link the period during with the Company's chief executive officer has served as chairman "with a decline in Dow's investment potential in India and its global reputation." The Supporting Statement then sets forth a number of assertions to support its view, including by stating that, "[a]s a consequence, Dow has financially underperformed its competitors in the Indian market" and that "Dow's Brand Rating reduced 232 percent over the corresponding period of Mr. Liveris' leadership." These topics—the Company's financial performance and brand reputation—implicate the Company's ordinary business, and attempting to attribute them to the Company's position on the Bhopal incident does not alter the fact that the Supporting Statement is focused on the Company's ordinary business operations. In this respect, the Supporting Statement is similar to the proposal considered in *Exxon Mobil Corp.* (avail. Mar. 6, 2012), where the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal that requested that the board of directors prepare a report on risks to the company's finances and operations posed by "environmental, social and economic challenges associated with . . . oil sands." In concurring with exclusion of the proposal, the Staff noted "that the proposal addresses the 'economic challenges' associated with the oil sands and does not, in our view, focus on a significant policy issue." Moreover, the Staff has also found that decisionmaking regarding how to advertise relates to the company's ordinary business operations. *See, e.g., PG&E Corp.* (avail. Feb. 14, 2007) (excluding a proposal that called for the company "to cease immediately its current advertising campaign promoting solar or wind as desirable sources of energy" under Rule 14a-8(i)(7) "as relating to [the company's] ordinary business operations (i.e., the manner in which a company advertises its products")). *Cf. Chrysler Corp.* (avail. Feb. 18, 1998) ("The staff notes in particular that, although the balance of the proposal and supporting statement appears to address matters outside the scope of ordinary business, paragraph 5 of the resolution relates to ordinary business matters, and paragraph 6 is susceptible to a variety of interpretations, some of which could involve ordinary business matters. Accordingly, insofar as it has not been the Division's practice to permit revisions under [R]ule 14a-8(c)(7), we will not recommend enforcement action . . . if the [c]ompany omits the entire proposal . . . .").

The Proposal's reference the Company's chief executive officer serving as chairman and requesting separation of those rules serves merely as a vehicle for attempting to circumvent the ordinary business nature of the Proposal. The Supporting Statement shows that the thrust and focus of the Proposal is the Proponents' concern over the Company's investment potential and brand reputation. The economic and marketing implications of the Company's position regarding Bhopal are matters of Company decisionmaking regarding financial operations and advertising. As in *Exxon Mobil* and *PG&E*, these matters relate to the

Company's ordinary business operations, not to any significant policy issue. Thus, consistent with Staff precedent, the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Amy E. Wilson, the Company's Assistant Secretary and Senior Managing Counsel, at (989) 638-2176.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Amy E. Wilson, The Dow Chemical Company
Gabriel Thoumi, Calvert Investment Management, Inc.

<u>EXHIBIT A</u>



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

November 19, 2014

The Dow Chemical Company
2030 Dow Center
Midland, MI 48674
Attn: Charles J. Kalil; Executive Vice President, General Counsel, and Corporate Secretary

Dear Mr. Kalil:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of November 18, 2014, Calvert had over $13.5 billion in assets under management.

The Calvert Equity Income Fund and the Calvert VP S&P 500 Index Portfolio ("Funds") are each the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, each Fund has held the securities continuously for at least one year, and each Fund intends to continue to own the requisite shares in the Company through the date of the 2015 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Funds are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed requesting that our Board of Directors adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent Chair if a current Chair ceases to be independent between annual shareholder meetings.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Gabriel Thoumi, CFA, at (301) 961-4759, or contact him via email at gabriel.thoumi@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Lancelot A. King
Assistant Secretary, Calvert Variable Products, Inc. and Calvert SAGE Fund
Assistant Vice President and Associate General Counsel, Calvert Investment Management, Inc.

Enclosures:

Resolution text
State Street letter

Cc: Bennett Freeman, SVP, Social Research and Policy, Calvert Investment Management, Inc.
Stu Dalheim, VP, Shareholder Advocacy, Calvert Investment Management, Inc.
Gabriel Thoumi, CFA, Sr. Sustainability Analyst, Calvert Investment Management, Inc.

RESOLVED: Shareholders request that our Board of Directors adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent Chair if a current Chair ceases to be independent between annual shareholder meetings.

When our CEO is our Board Chair, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chair. An independent Chair is the prevailing practice in the United Kingdom and many international markets. This proposal topic won over 50 percent support at 4 major U.S. companies in 2014.

As of October 2014, the Dow Board of Directors is rated "F" by Governance Metrics International (GMI), an independent corporate governance research and ratings agency. This rating is based in part on the combined Chair and CEO but also concerns related to: board integrity, the compensation committee, related party transactions, and lack of risk management experience on the part of non-executive directors.

This topic is particularly important for Dow because Andrew Liveris has been both Dow's Chief Executive Officer and Chair of the Board of Directors since 2006. This period has coincided with a decline in Dow's investment potential in India and its global reputation.

According to Tata Strategic Management Group, India's chemical sector is currently $118 billion dollars and it is expected to grow annually 17 percent to reach $190 billion dollars by 2018. However because Dow's leadership has repeatedly chosen to not resolve ongoing civil, criminal and environmental litigation arising from Bhopal, in which it is a party, Dow effectively lacks a social license to operate in India. As a consequence, Dow has financially underperformed its competitors in the Indian market.

According to Core Brand, used by Dow and its competitors to "understand, define, express and leverage their brands for measurable results", Dow's Brand Rating reduced 232 percent over the corresponding period of Mr. Liveris' leadership while spending, over this same period, hundreds of millions of dollars on high-profile branding campaigns including an Olympic sponsorship. GMI called Dow's London Olympics press coverage "disastrous" due to the association with Bhopal.

These issues have not been directly addressed under Mr. Liveris' leadership as both Dow's Chief Executive Officer and Chair of the Board of Directors.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value.

 STATE STREET.

November 18, 2014

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 17, 2014 the Calvert Funds listed below held the indicated amount of shares of the stock of The Dow Chemical Company (Cusip 260543103). Also the funds held the amount of shares indicated continuously since 11/12/2013.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 11/17/2014	Shares Held Since 11/12/2013
D894	CALVERT VP S&P 500 INDEX PORTFOLIO	260543103	The Dow Chemical Company	20,795	20,795
D8B6	CALVERT EQUITY INCOME FUND	260543103	The Dow Chemical Company	17,900	10,400

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Account Manager
State Street Bank and Trust Company

Limited Access



The Dow Chemical Company
Midland, Michigan 48674
USA

December 3, 2014

VIA OVERNIGHT MAIL
Mr. Gabriel Thoumi
Calvert Investments, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

Dear Mr. Thoumi:

I am writing on behalf of The Dow Chemical Company (the "Company"), which on November 20, 2014 received the stockholder proposal (the "Proposal") that Lancelot A. King, Assistant Vice President and Associate General Counsel, Calvert Investment Management, Inc., submitted on behalf of the Calvert Equity Income Fund and the Calvert VP S&P 500 Index Portfolio (together, the "Proponent") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The November 18, 2014 letter from State Street Bank and Trust Company that was provided is insufficient because it verifies ownership between November 12, 2013 and November 17, 2014 rather than for the one-year period preceding and including November 19, 2014, the date the Proposal was submitted to the Company.

To remedy this defect, you must obtain a new proof of ownership letter verifying the Proponent's continuous ownership of the requisite number of Company shares for the one-year period preceding and including November 19, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 19, 2014; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then you need to submit a written statement from the Proponent's broker or bank verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 19, 2014.

(2) If the Proponent's broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 19, 2014. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on these account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 19, 2014, the requisite number of Company shares were continuously held: (i) one from the Proponent's

broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

cc: Lancelot A. King

Enclosures


Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 5, 2014

VIA FACSIMILE AND OVERNIGHT MAIL

The Dow Chemical Company
2030 Dow Center
Midland, MI 48674
Attn: Charles J. Kalil; Executive Vice President, General Counsel, and Corporate Secretary

Dear Mr. Kalil:

In response to your request received by Calvert on December 3, 2014, please see the enclosed letter from State Street Bank and Trust Company (a DTC participant), which shows that the Calvert Equity Income Fund and the Calvert VP S&P 500 Index Portfolio (referred to as the Funds) are the beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, the Fund held the securities continuously for at least one year at the time the shareholder proposal was submitted, and each Fund intends to continue to own the requisite number of shares in the Company through the date of the 2015 annual meeting of shareholders.

Please contact Gabriel Thoumi, at 301-961-4759, or contact him via email at gabriel.thoumi@calvert.com if you have any further questions regarding this matter.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Vice President and Assistant Secretary, Calvert Variable Products, Inc. and Calvert SAGE Fund
Deputy General Counsel and Assistant Secretary, Calvert Investment Management, Inc.

Enclosures:

State Street letter



STATE STREET.
For Everything You Invest In™

December 4, 2014

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of December 3, 2014 the Calvert Funds listed below held the indicated amount of shares of the stock of The Dow Chemical Company (Cusip 260543103). Also the funds held the amount of shares indicated continuously since 11/12/2013.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 12/3/2014	Shares Held Since 11/12/2013
D894	Calvert VP S&P 500 Index Portfolio	260543103	The Dow Chemical Company	20,795	20,795
D8B6	Calvert Equity Income Fund	260543103	The Dow Chemical Company	17,900	10,400

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Account Manager
State Street Bank and Trust Company

Limited Access

Pages 20 through 27 redacted for the following reasons:

*** Copyrighted Material Omitted ***